Gregory P. Hanson CMA
Vice President and CAO
SENT VIA FACSIMILE: 202-772-9217
AND VIA EDGAR
September 22, 2006
Tabatha Akins
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

RE:	Avanir Pharmaceuticals
Form 10-K for the fiscal year ended September 30, 2005
File No. 001-15803
Dear Ms. Akins:
     Thank you for your additional comments on the disclosure contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2005. Pursuant to your request, we will supplement the disclosure in future filings regarding our revenue recognition for our license and collaboration agreements with Novartis and AstraZeneca. More specifically, we will expand our disclosure in the Notes to Consolidated Financial Statements for our Form 10-K to be filed for fiscal 2006 and in subsequent periodic reports as follows:
AstraZeneca UK Limited (“AstraZeneca”). In July 2005, we entered into an exclusive license and research collaboration agreement with AstraZeneca regarding the license of certain compounds for the potential treatment of cardiovascular disease. Under the terms of the agreement, we will be eligible to receive royalty payments, assuming the licensed product is successfully developed by AstraZeneca and approved for marketing by the FDA. We are also eligible to receive up to $330 million in milestone payments contingent upon AstraZeneca’s performance and achievement of certain development and regulatory milestones, which could take several years of further development, including achievement of certain sales targets, if a licensed compound is approved for marketing by the FDA. Pursuant to the agreement with AstraZeneca, we will also perform certain research activities directed and funded by AstraZeneca.

Under this agreement, we received a license fee of $10 million in July 2005 that we recognized as revenue upon delivery of certain physical quantities of compounds, the designs of the compounds and structure-activity relationships, the conceptual framework and mechanism of action, and the rights to the patents or patents pending for such compounds. In determining whether the license has standalone value from the research activities, which is one of the necessary conditions for allocating revenue under a multiple deliverable arrangement, we concluded that AstraZeneca had the ability to continue development of the licensed compounds without our expertise and knowledge. AstraZeneca controls all aspects of development of the lead compound and other compounds that were provided by Avanir under the agreement, and is solely responsible for ongoing development costs and efforts. Avanir is not obligated to, and does not, take part in the ongoing development of any of the compounds, nor is Avanir’s expertise and knowledge necessary for AstraZeneca’s continued development.
Also under the agreement, AstraZeneca is paying Avanir for certain research services of between $2.5 million and $4.0 million a year for a period of up to three years. Such research services that Avanir provides to AstraZeneca are for specific projects and research activities assigned and directed by AstraZeneca that are primarily in connection with discovery of a screening assay, which is a unique method of testing or screening for additional compounds that could be used for the same therapeutic target. Such additional research and testing activities performed by Avanir are not necessary for the successful development of the licensed compounds. Further, a reduction in, or termination of, the research services under the agreement would not affect other rights and obligations under the agreement, including the license grant to AstraZeneca, Avanir’s right to keep the license fees already received from AstraZeneca, and the milestone and royalty payments that Avanir would be entitled to receive if the licensed compounds are successfully developed and commercialized by AstraZeneca. The rate being billed by Avanir for the services represents fair value for such services, and is consistent with average rates charged by contract research organizations and other similar service providers in the biopharmaceutical industry.
Novartis International Pharmaceutical Ltd. (“Novartis”). In April 2005, we entered into an exclusive license and research collaboration agreement with Novartis regarding the license of certain compounds that regulate macrophage migration inhibitory factor (“MIF”) in the treatment of various inflammatory diseases. Under the terms of the agreement, we will be eligible to receive royalty payments, assuming the licensed product is successfully developed by Novartis and approved for marketing by the FDA. We are also eligible to receive up to $198 million in milestone payments contingent upon Novartis’ performance and achievement of certain development and regulatory milestones, including approval for certain additional indications, and regulatory milestones, which could take several years of further development by Novartis, including achievement of certain sales targets, if a licensed compound is approved for marketing by the FDA. Pursuant to the agreement with Novartis, we will also perform certain research activities directed and funded by Novartis.

Under this agreement, we received a data transfer fee of $2.5 million that we recognized as revenue in May 2005 upon the transfer and delivery of certain physical quantities of compounds that regulate MIF, the designs of the compounds and structure-activity relationships, the conceptual framework and mechanism of action, and the rights to the patents or patents pending for such compounds. In determining whether the license has standalone value from the research activities, we concluded that Novartis had the ability to continue development of the licensed compounds without our expertise and knowledge. Novartis controls all aspects of development of the licensed compounds that were provided by Avanir under the agreement, and is solely responsible for ongoing development costs and efforts. Avanir is not obligated to, and does not, take part in the ongoing development of any of the compounds, nor is Avanir’s expertise and knowledge necessary for Novartis’ continued development.
Also under the agreement, Novartis is paying Avanir for certain research services of between $1.5 million and $2.5 million a year for two years from the date of the agreement. Such research services that Avanir provides to Novartis are for specific projects and research activities assigned and directed by Novartis. Such additional research and testing activities performed by Avanir are not necessary for the successful development of the licensed compounds. Further, a reduction in, or termination of, the research services under the agreement would not affect other rights and obligations under the agreement, including the license grant to Novartis, Avanir’s right to keep the data transfer fee already received from Novartis, and the milestone and royalty payments that Avanir would be entitled to receive if one or more of the licensed compounds are successfully developed and commercialized by Novartis. The rate being billed by Avanir for the services represents fair value for such services, and is consistent with average rates charged by contract research organizations and other similar service providers in the biopharmaceutical industry.
Payments related to substantive, performance-based milestones are recognized as license revenue upon the achievement of the milestones as specified in the agreement. Revenue from research and development services is recognized during the period in which the services are performed and is based upon the number of FTE personnel working on the project at the agreed-upon rates. During the three-month and nine-month periods ended June 30, 2006, we recognized revenues in connection with the collaborative agreements with AstraZeneca and Novartis as follows:

	Three Months Ended June 30,		Nine Months Ended June 30,
	2006	2005	2006	2005
Revenues:
Licenses	$—	$2,500,000	$5,000,000	$2,500,000
Research and development services and reimbursements	1,746,581	263,014	6,181,614	263,014

Total	$1,746,581	$2,763,014	$11,181,614	$2,763,014

* * * * * *
     We appreciate the additional input provided by the Staff on these matters. To that end, please let us know at your earliest convenience if you have any additional comments regarding our expanded disclosure relating to the accounting under these two contracts. Thank you for your assistance.

Sincerely, /s/ Gregory P. Hanson Gregory P. Hanson, CMA Chief Accounting Officer

cc:	Stephen G. Austin, CPA
Michael J. Puntoriero
Ryan A. Murr, Esq.

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